

December 16, 2021

David D. Ossip
Chief Executive Officer
Ceridian HCM Holding Inc.
3311 East Old Shakopee Road
Minneapolis, Minnesota 55425

       Re: Ceridian HCM Holding Inc.
            Form 10-K for the fiscal year ended December 31, 2020
            Filed February 26, 2021
            Form 10-Q for the quarterly reporting period ended September 30, 2021
            Filed November 3, 2021
            File No. 001-38467

Dear Mr. Ossip:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Statements of Cash Flows, page 40

1.   Your presentation of cash flows excluding customer funds is not consistent with your GAAP Statements of Cash Flows and creates an alternative basis of accounting and presentation. Please remove this presentation. Refer to Questions 100.04 and of the Non-GAAP Compliance and Disclosure Interpretations.

Non-GAAP Measures, page 44

2.   Please refer to Item 10(e)(1)(i) of Regulation S-K and address the following in relation to your non-GAAP financial measure disclosures in future filings:
- When disclosing Adjusted EBITDA margin, disclose the corresponding GAAP measure with equal or greater prominence;
- EBITDA should be labeled as a non-GAAP financial measure;
- In the tables on page 46, Adjusted EBITDA should be reconciled to net income (loss), not to the non-GAAP measure EBITDA; and
- Each of the adjusted line items presented in the tables on page 46 should be identified as non-GAAP financial measures.

Form 10-Q for the quarterly reporting period ended September 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Assess Our Performance, page 29

3.   We note that you discontinued disclosing Annual Cloud revenue retention rate and Cloud annualized recurring revenue metrics in your 2021 Forms 10-Q. In light of your business model and disclosure referring to high customer retention rates, please explain how you assess your ability to retain and increase recurring revenues from existing Cloud customers, including which metrics you use in managing your Cloud business. Refer to Item 303 of Regulation S-K and SEC Release 33-10751.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 or Christine Dietz, Senior Staff Accountant at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology